United States securities and exchange commission logo





                              September 22, 2023

       Erik Blum
       Chief Executive Officer
       SMC Entertainment, Inc.
       9170 Glades Road Suite 150
       Boca Raton, FL 33434

                                                        Re: SMC Entertainment,
Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed September 6,
2023
                                                            File No. 000-56558

       Dear Erik Blum:

              We have reviewed your September 6, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 6, 2023 letter.

       Form 10-12G filed September 6, 2023

       Business, page 2

   1. Please refer to prior comment 1 and revise to provide a more detailed narrative description
                                                        of the company   s
current and planned business operations and describe your plan of operations for the next
12 months. In this regard, disclose any significant steps that must be taken or any
significant future milestones that must be achieved in order to accomplish your objectives,
including your anticipated timeline and expenditures for these events.
                                                        Ensure that you have
consistently described throughout your document the businesses that you plan to pursue, the
extent to which you have any revenue or products, and the nature of your current assets.
Refer to the requirements of Item 101 of Regulation S-K.
   2. We note your response to comment 6 and reissue in part. Please revise your business history to highlight
the auditor   s paragraph regarding your ability to continue as a going
 Erik Blum
SMC Entertainment, Inc.
September 22, 2023
Page 2
         concern and describe the material risks associated with the going concern opinion.
         Additionally, disclose the potential effect the going concern opinion may have on your ability to raise additional funds through equity or debt financing.
3. We note your disclosure that the company is "focused on acquisition and support of proven commercialized financial services and technology (Fintech) companies." Please revise to clarify whether you have identified any acquisition targets, and the status of any negotiations with those targets. To the extent you have not, please clarify as such.
4. We note that your operations are conducted through Fyniti Global Equities EBT and that you use "Artificial Intelligence/Machine Learning (AI/ML) driven Quantitative investing
         (IQ Engine) with AIenabled wealth management Electronic Block Trading
(   EBT   )
         technology." Please revise to provide a materially complete discussion regarding your artificial intelligence and machine learning capabilities, and how they operate. In addition, clarify what datasets your artificial intelligence or algorithms use and whether you utilize third-party artificial intelligence products.
Trends in Our Addressable Market, page 3

5. We note that you identify ETFs as being a part of your addressable market. Please revise to clarify why ETFs are included in your addressable markets, and to more clearly discuss how they relate to your planned product offerings. In addition, revise as appropriate to discuss any regulatory requirements related to your planned operations in the ETF space.
Certain Relationships and Related Transactions, and Director Independence, page
29

6. We note your response to prior comment 16. However, we are unable to locate revisions relating to your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. See Item 404(b)
         of Regulation S-K.
Recent Sales of Unregistered Securities , page 33

7. We note your response to prior comment 18, and reissue the comment in part as we are unable to locate the facts relied upon to make the exemption available for all the transactions disclosed here. Please revise to furnish the complete disclosure required by
         Item 701 of Regulation S-K.
Notes to Consolidated Unaudited Financial Statements
Convertible notes payable, page F-8
FirstName LastNameErik Blum
8. We note your response to our prior comment 20 and your disclosure on page F-9. Please
Comapany    NameSMC
       provide          Entertainment,
                a schedule to reconcile Inc.
                                        the balance of "Convertible notes and
accrued interest" on
       the face
September       of balance
            22, 2023 Page 2sheets for the period presented.
FirstName LastName
 Erik Blum
FirstName LastNameErik
SMC Entertainment, Inc. Blum
Comapany 22,
September NameSMC
              2023 Entertainment, Inc.
September
Page 3    22, 2023 Page 3
FirstName LastName
Business Combinations,, page F-12

9. We note your disclosure that you completed the acquisition of Fyniti Global Equities EBT
         Inc. (   Fyniti   ) for 2,500,000 shares of Series B $10.00 Preferred
Stock, and you have
         accounted for the transaction as a business combination under ASC 805. As a result, you recorded goodwill in amount of $25,031,694. In this regard, please address the following:
             It appears you did not recognize any intangibles such as patents, copyrights, customer relationships etc. in your purchase price allocation. In that regard, please explain how
              you consider any Fyniti   s existing intangible assets other than
goodwill in your
              allocation.
             It appears you calculate the purchase price using the $10 par value when arriving at the fair value consideration of the series B preferred stock issued. Please explain how you determined $10 represent fair value amount for each series B preferred stock.
Unaudited Pro Forma condensed combined financial information
Subsequent events, page F-28

10. We note your response to our prior comment 23 and your disclosure on page F-28. Please address the following:
             Please properly label the reporting period covered by your pro forma financial statements.
             Please provide interim pro forma income statements for the quarterly period ended
             March 31, 2023 since the merger incurred in April 23. Refer to
Article 11 of
             Regulation S-X.
             Under ASC 805, the notes to the pro forma balance sheet should include a disclosure of the date at which the stock price was determined and a sensitivity analysis for the range of possible outcomes based upon percentage increases and decreases in the recent stock price.
11. Please provide audited financial statements of Fyniti Global Equities EBT Inc. as required by Rule 8-04 of Regulation S-X. We will defer our review if the required audited financial statements are not included in your next Form 10.
General

12. Please refile your exhibits in the proper text-searchable format. For guidance, refer to Section 5.2.3.6 of the EDGAR File Manual (Volume II) EDGAR Filing (Version
         60, December 2021) and Item 301 of Regulation S-T.
 Erik Blum
FirstName LastNameErik
SMC Entertainment, Inc. Blum
Comapany 22,
September NameSMC
              2023 Entertainment, Inc.
September
Page 4    22, 2023 Page 4
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Becky Chow, Senior Staff Accountant, at (202) 551-6524 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham, Staff
Attorney, at (202) 551-6521 or Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology